

Mail Stop 3030

June 29, 2018

<u>Via E-mail</u>
Rajesh J. Asarpota
Chief Financial Officer
NuVasive, Inc.
7475 Lusk Boulevard
San Diego, CA 92121

> **Re:** **NuVasive, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **Form 10-Q for the Quarterly Period Ended March 31, 2018**
> **Filed May 1, 2018**
> **Form 8-K filed May 1, 2018**
> **File No. 000-50744**

Dear Mr. Asarpota:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Tax (Benefit) Expense, page 52

1. Please describe to us the underlying facts and circumstances that led to the recognition of one-time tax benefits of $19.5 million from the deduction of excess tax over the book basis in one of your wholly-owned U.S. subsidiaries in 2017.

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies

Description of Business, page 80

2.   We note that for larger customers, your proprietary nerve monitoring systems, MaXcess and surgical instrument sets are placed with hospitals for an extended period at no upfront cost to them. Please address the following:

- Describe the significant terms and conditions of these agreements, including any consideration you receive under these agreements.
- Tell us the periods of time customers are able to use your systems and surgical instruments sets under these agreements, and compare that period to the useful life of the underlying systems and surgical instrument sets.
- Tell us how you account for the transfer of the systems and surgical instruments sets to your customers, citing the authoritative guidance on which you relied.

Note 4 – Business Combinations, page 93

3.   On page 90 you disclose that during the year ended December 31, 2017 you recognized additions to definite-lived intangible assets and goodwill of $39.8 million and $51.2 million, respectively. Please tell us how you concluded that the aggregate disclosure of your acquisitions occurring during the year ended December 31, 2017 were not required under ASC 805-30-50-2.

4.   On page 92 you disclose that you recorded a contingent consideration liability of $31.4 million related to your September 2017 acquisition of a medical device company. Please revise future filings to provide the disclosures required by ASC 805-30-50-1(c)(2) and (c)(3) for any significant contingent consideration arrangements.

5.   Additionally, with respect to the contingent consideration liabilities, in future filings please revise Note 3 to disclose quantitative information about the significant unobservable inputs underlying the level 3 fair value measurements. Refer to ASC 820-10-50-2bbb.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Recently Adopted Accounting Standards, page 9

6.   We note your disclosure that under ASC 606, your charge sheet orders are considered to be a contract with a customer when the company agrees to attend a scheduled surgery with its products as requested by the hospital or surgeon. You also disclose that the scheduling of the surgery and the usage of your products is determined to be a contract.

Please clarify for us the point in time at which a contract is established. Also, describe to us the information contained in a charge sheet, including how the enforceable rights and obligations of each party are created in accordance with ASC 606-10-25.

Form 8-K filed May 1, 2018

Exhibit 99.1

7.   In your highlights section you present the percentage changes in non-GAAP international sales on a constant currency basis and non-GAAP diluted earnings per share without providing the comparable percentage change in the GAAP measure. Please revise your future earnings releases to include the change in the most directly comparable GAAP measure when you present changes based on a non-GAAP measure. Refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

8.   You disclose non-GAAP operating profit margin, non-GAAP gross profit, non-GAAP gross margin, and prior period non-GAAP net income and non-GAAP earnings per share but you do not provide the reconciliations to the most directly comparable GAAP measures as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your future earnings releases to comply with that guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant at (202) 551-3616 with any questions. Please contact Geoff Kruczek at (202) 551-3641 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery